EXHIBIT 12
FERRO CORPORATION AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES

	2005	2004	2003
	(Dollars in thousands)
Earnings:
Pre-tax income	$24,073	$31,192	$12,016
Fixed charges	50,531	45,393	46,720
Minority interest & affiliate earnings	(603)	(196)	(1,178)
Dividends from equity investees	1,069	5,292	1,358
Less: Interest capitalization	(71)	(214)	(302)

Total earnings	$74,999	$81,467	$58,614

Combined fixed charges and preferred stock dividends:
Interest expense	$46,919	$41,993	$43,106
Interest capitalization	71	214	302
Amortization of discounts and capitalized expenses on debt	2,945	2,399	2,225
Interest portion of rental expense	596	786	1,087

Total fixed charges	50,531	45,392	46,720
Preferred stock dividends	1,490	1,705	2,088

Combined fixed charges and preferred stock dividends	$52,021	$47,097	$48,808

Ratio of earnings to fixed charges:
Total earnings	$74,999	$81,467	$58,614
Divided by: Total fixed charges	$50,531	$45,392	$46,720

Ratio of earnings to fixed charges	1.48	1.79	1.25

Ratio of earnings to combined fixed charges and preferred stock dividends:
Total earnings	$74,999	$81,467	$58,614
Divided by: Combined fixed charges and preferred stock dividends	$52,021	$47,097	$48,808

Ratio of earnings to combined fixed charges and preferred stock dividends	1.44	1.73	1.20